Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Mirion Launches Lab-Pulse™ Internet of Things Enabled Services

for High Purity Germanium Systems

Atlanta, GA – August 16, 2021 – Mirion Technologies, Inc. (“Mirion”), a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets, today announced the launch of Mirion Lab-Pulse™ Services (“LabPulse Services”), a comprehensive value-based Internet of Things offering for High Purity Germanium systems to improve count room and laboratory uptime.

Lab-Pulse Services complements Mirion’s on-site Customer Service Agreements by providing the ability to monitor instrument data remotely. Through Lab-Pulse Services, customers receive detailed information on the state of their instruments through email notifications for each hardware alarm, monthly executive summary reports, access to an on-demand status dashboard, and personalized recommendations to allow for optimum performance and predictive maintenance. If a problem does arise, a case for each alarm is automatically routed to Mirion Technical Support for prompt review and assistance.

“The Lab-Pulse system is an exciting new service solution that allows our Services team to monitor the state of instrument health for our customers’ systems. Lab-Pulse Services is a ‘connected solution’ and Mirion’s first foray into the Internet of Things,” says Audrey Summers, Vice President of Services at Mirion. “At a high level, this means that data is sent from our devices in the field to our Lab-Pulse system in the Cloud, tracking and analyzing the data for performance within expected tolerances. If a discrepancy arises, the customer and Mirion Technical Support team are notified.”

The increased visibility into system health provided by Lab-Pulse Services will help extend operational product life and enhance the overall customer experience. Its launch is a key component of Mirion’s long-term business objectives.

“Lab-Pulse Services marks an important step in our long-term digital transformation roadmap,” said Thomas Logan, Chief Executive Officer at Mirion. “Our digital strategy is focused on using data to enhance customer experiences, improve responsiveness, and build better products and services. SaaS allows us to deliver continuous value by hosting software in the Cloud, reducing customers’ install time, costs, and maintenance efforts while allowing Mirion easier access to provide rapid updates and integration. We are excited to announce that this key new product offering is ready for our customers to experience today as part of their service agreements with Mirion.”

Mirion expects to complete its merger with GS Acquisition Holdings Corp II (NYSE: GSAH) and become a publicly listed company in the second half of 2021.

For more information on Lab-Pulse Services, visit lps.mirion.com.

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com. Mirion is currently a portfolio company of Charterhouse Capital Partners, LLP.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding Mirion’s product and service offerings and digital transformation roadmap and the potential business combination with GSAH. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to those risks and uncertainties indicated from time to time in the registration statement on Form S-4 of GSAH filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2021, including those under the caption “Risk Factors” therein, and other documents filed or to be filed with the SEC by GSAH and available at the SEC’s website at http://www.sec.gov.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of GSAH’s common stock in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Mirion relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about GSAH, Mirion and the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to GSAH’s stockholders as of a record date to be established for voting on the proposed business combination. GSAH’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that GSAH intends to file with the SEC.

For investor inquiries, please contact:

GS Acquisition Holdings Corp

Please email: IR-GSPCS@gs.com

For media inquiries, please contact:

Phil Denning / Nora Flaherty

E MirionPR@icrinc.com

Leslie Shribman

Goldman Sachs & Co. LLC

T +1 212-902-5400

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